650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

June 7, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720

Attention:	Larry Spirgel Joseph Cascarano Gregory Dundas Kathleen Krebs Robert Littlepage

Re:	ForeScout Technologies, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 8, 2017 CIK No. 0001145057
Ladies and Gentlemen:
On behalf of our client, ForeScout Technologies, Inc. (“ForeScout” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 19, 2017, relating to the above-referenced Amendment No. 2 to the Draft Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 8, 2017.
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

AUSTIN       BEIJING       BOSTON       BRUSSELS       HONG KONG       LOS ANGELES       NEW YORK       PALO ALTO
SAN DIEGO       SAN FRANCISCO       SEATTLE       SHANGHAI       WASHINGTON, DC       WILMINGTON, DE

Securities and Exchange Commission
June 7, 2017

General

1.	Please note the Rule 3-12 of Regulation S-X financial statement updating requirements.

The Company has updated its financial statements in the Registration Statement as required by Rule 3-12 of Regulation S-X.

2.	Provide a currently dated consent from your independent accountant in your publicly filed Form S-1.

The Company respectfully informs the Staff that it will include a currently dated consent from Ernst & Young LLP, its independent accountant, when it publicly files its Form S-1.

* * * * * *

650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

Please direct any questions regarding the Company’s responses to me at (650) 565-3890 or ccheng@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Calise Cheng Calise Cheng

cc:
Michael DeCesare, ForeScout Technologies, Inc.
Christopher Harms, ForeScout Technologies, Inc.
Darren Milliken, ForeScout Technologies, Inc.

Steven Bochner, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Rachel Proffitt, Wilson Sonsini Goodrich & Rosati, Professional Corporation
Calise Cheng, Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard Kline, Goodwin Procter LLP
Bradley Weber, Goodwin Procter LLP

AUSTIN       BEIJING       BOSTON       BRUSSELS       HONG KONG       LOS ANGELES       NEW YORK       PALO ALTO
SAN DIEGO       SAN FRANCISCO       SEATTLE       SHANGHAI       WASHINGTON, DC       WILMINGTON, DE